Lithia Motors, Inc.
360 East Jackson
Medford, OR 97501

January 24, 2006

VIA EDGAR

Mr. William Choi
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Lithia Motors, Inc.

Form 10-K for the Fiscal year Ended December 31st, 2004 Filed March 15th, 2005 File No. 1-15035

Dear Mr. Choi:

The following is a response to the Commission Staff's comment letter to Lithia Motors, Inc. (the "Company") dated December 29th, 2005. Please note that the staff's original comments are shown in boldfaced type.

Form 10-K for the Year Ended December 31, 2004

Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

We note that flooring financing related to vehicles not purchased from the manufacturer providing the financing (non-trade flooring notes payable) is classified as cash flows from operating activities. We also note that proceeds from sale of vehicles leased to others and expenditures for vehicles leased to others are classified as cash flows from investing activities. In addition, we note that you corrected the classification of these cash flows in your Form 10-Q for the quarter ended September 30, 2005 and that you separately reported trade and non-trade flooring notes payable in the balance sheets included in the filing. Please tell us:

The aggregate amounts of cash inflows and cash outflows under non-trade flooring notes payable for each year presented.

	(In thousands)
	2002	2003	2004

Proceeds from issuance of flooring notes
payable - non trade	$260,759	$274,987	$272,996

Payments on flooring notes payable - non trade	(249,216)	(274,017)	(280,778)

Why you characterize the change in the classification of cash flows from non-trade flooring notes payable as a reclassification rather than as a correction of an error in accordance with APB 20 in Form 10-Q for the quarter ended September 30, 2005.

In previous filings, the company believed its presentation to be in compliance with the Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows". In addition, we had an inquiry letter from Mr. Allegretto, Senior Assistant Chief Accountant, with the Securities and Exchange Commission, dated August 25, 2004, related to flooring notes payable. We interpreted SFAS 95 such that our used vehicle flooring was properly included as a financing activity, and that all of our manufacturer new vehicle flooring to be properly classified as an operating cash flow. Our response to that letter, shown in italics, was the following:

Response: All of our used vehicle flooring is included as a financing activity on our statement of cash flows. Our used vehicle flooring is provided by a working capital and used vehicle flooring credit facility with DaimlerChrysler Services North America LLC and Toyota Motor Credit Corporation, the changes in which are included in the line item "net borrowings (repayments) on lines of credit" on our statement of cash flows. Used vehicle flooring is not collateralized by specific used vehicles and does not become due upon the sale of a certain vehicle or vehicles.

Our new vehicle flooring is provided through by a Master Flooring Agreement with Ford Motor Credit, General Motors Acceptance Corporation, DaimlerChrysler Services North America LLC and Toyota Motor Credit Corporation, which are all wholly-owned subsidiaries of the manufacturers, for their respective brands. In addition, Ford Motor Credit, DaimlerChrysler Services North America LLC and Toyota Motor Credit serve as the lenders for substantially all other brands. All new vehicle flooring is directly collateralized by specific vehicles and becomes due upon the sale of the collateralized vehicle. While we agree that the literal reading of In accordance paragraph with paragraph 95 of SFAS 95 would require us to show as a financing activity the activity related to the flooring of new vehicles by the wholly-owned subsidiaries of the manufacturers for other manufacturers' vehicles, as discussed in paragraph 95, we believe that all new vehicle flooring should be included in operating cash flows since it is directly tied to changes in our inventory. In addition, this is consistent with the presentation of other public auto retailers. It is more relevant to users of our financial statements to include all new vehicle flooring as an operating cash flow since it is directly tied to changes in our inventory. The percentage, based on dollar value, of new vehicles not floored by the wholly-owned subsidiaries of the manufacturer for their related brands during 2003 was 14.5% .

In talking with our public auto retailers, we understand that your interpretation of SFAS 95 related to flooring notes payable has changed, and inventory that was financed from an unrelated manufacturer should be characterized as a financing activity. We then made this change in our September 30, 2005 10-Q filing. We also understand that this was addressed at the December 2005 AICPA National Conference on Current SEC and PCAOB Developments in Washington, D.C.

The Company feels that the changes to the Cash Flow Statement referenced in this letter are immaterial to be considered classified as a correction of an error in accordance with paragraph 38 of APB 20. The Company's 10-K filing for 12/31/04 reflect cash flows from operating activities, (in thousands) of $75,547 and $88,572 as of December 31, 2004 and 2003, respectively, of which approximately ($7,782) and $970, respectively, were net cash flows from non-trade flooring notes payable. This represents 10.3% and 1.1% of total cash flows from operating activities, in their respective years. This amount will vary from period to period based on inventory levels, and the corresponding non-trade flooring notes payable, either increasing or decreasing. The reclassification doesn't impacts the company's income statement and related current or future trends. The reclassification has no impact on compliance with regulatory requirements or loan covenants, or concealment of unlawful transactions. Furthermore, an individual shareholder and the market would not react negatively had the reclassification been stated differently. When reviewing both the quantitative and qualitative effects of the changes to the cash flow statements, per SAB 99, the Company feels that disclosing the changes as a reclassification is appropriate.

We further feel that our treatment of non-trade flooring notes payable in the cash flow statement on a net basis, rather than gross, is consistent with paragraph 13 of SFAS No. 95, for the following reasons. Our non-trade flooring notes payable provided through Master Flooring Agreement with Ford Motor Credit, General Motors Acceptance Corporation, DaimlerChrysler Services North America LLC and Toyota Motor Credit Corporation, are all payable on demand and are typically paid upon the sale of the vehicle, have a high volume of transactions, and has a quick turnover with an average outstanding balance within 90 days.

Why the change in the classification of cash flows related to the vehicles lease to others is not disclosed as a reclassification or correction of an error in Form 10-Q for the quarter ended September 30, 2005. The company acknowledges that the reclassification disclosure was omitted from the 10-Q for the quarter ended September 30, 2005; however, the change was actually made in the March 31st quarter end Form 10-Q and the company felt that the amount was not material enough to mention it as a specific reclassification. For the same reasons as stated above, the Company feels that this change is a reclassification and not a correction of an error. In accordance with SFAS No. 95, paragraph 22.a; Operating activities include cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short-

and long-term notes receivable from customers arising from those sales. Vehicles leased to others represent lease financing, or notes receivable, related to the sale of the vehicle inventory to that customer. Hence, Vehicles leased to others is better classified as an operating activity. Cash flows attributable to vehicles leased to others were (in thousands) ($846) and ($1,436) as of December 31, 2004 and 2003, respectively, which represents 1.1%, and 1.8% of total cash flows from operating activities in their respective years.

The following disclosure will be included in the Form 10-K for December 31, 2005:

During the first quarter of 2005, we reclassified Vehicles Leased to Others, into operating activities in our statement of cash flows to reflect the collection of cash receipts from those customers to whom we sold a vehicle through an in house lease financing transaction in accordance with SFAS No. 95 "Statement of Cash Flows".

During the third quarter of 2005, we separated our flooring notes payable into two classifications on our balance sheet; flooring notes payable and flooring notes payable non-trade, in order to distinguish between affiliated and unaffiliated manufacturer financing of new vehicles. Unaffiliated manufacturer financing is considered flooring notes payable non-trade. In connection with this separation, we also reclassified our statement of cash flows to report flooring notes payable: non-trade as a financing activity in accordance SFAS No. 95 "Statement of Cash Flows." Flooring notes payable to affiliated manufacturers continues to be reported as an operating cash flow.

The Company believes the responses provided above fully address the staff's comments, and the Company further acknowledges that:

  It is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and
  It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any questions for me at (541) 618-5753 or via facsimile at (541) 618-5787.

Sincerely,

/s/ Linda Ganim
Linda Ganim
Vice President and Chief Accounting Officer (Principal Accounting Officer)